UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
POST-EFFECTIVE AMENDMENT NO. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
La Jolla Pharmaceutical Company
(Exact name of registrant as specified in its charter)

Delaware	33-0361285

(State of incorporation or organization)	(I.R.S. Employer dentification No.)

4365 Executive Drive, Suite 300
San Diego, California	92121

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.01 per share

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.
The following description of our common stock sets forth general terms and provisions of our common stock. The following summary of our restated certificate of incorporation (“charter”) and amended and restated bylaws (“bylaws”) does not describe the charter and bylaws entirely. We urge you to read our charter and bylaws which are incorporated by reference as exhibits to this registration statement.
Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The vote of the holders of a majority of the stock present and entitled to vote at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law or specifically required by our charter or bylaws. Special stockholder meetings may be called only by the board of directors, the chairman of the board or the president. Our charter provides that our stockholders may not act by written consent. In addition, our bylaws include an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to matters to be brought before an annual meeting or special meeting of stockholders.
Dividends and Other Rights. Holders of our common stock are entitled to receive, as when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. In the event of our liquidation, dissolution or winding up, after all liabilities and the holders of each series of preferred stock, if any, have been paid in full, the holders of our common stock are entitled to share ratably in all remaining assets available for distribution. Our common stock has no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our common stock.
Classified Board of Directors. Our charter and bylaws provide for a classified board of directors. Our board is classified into three classes, each as nearly equal in number as possible. At each annual meeting, the successors to the class of directors whose term expire at that meeting are elected for a term of office to expire at the third succeeding annual meeting after their election or until their successors have been duly elected and qualified. Delaware law provides that, unless the certificate of incorporation provides otherwise, directors serving on a classified board of directors may be removed only for cause. Our charter does not provide otherwise. Therefore, our directors may only be removed for cause. The affirmative vote of the holders of 75% or more of the total voting power of all outstanding shares of voting stock would be required to amend our charter or bylaws to remove the classified board provisions.
Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. Delaware law and the provisions of our charter and bylaws may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.
Transfer Agent. American Stock Transfer & Trust Company, LLC is the Transfer Agent and Registrar for the shares of our common stock.

Item 2.	Exhibits.

3.1	Restated Certificate of Incorporation (previously filed with the Company’s Current Report on Form 8-K filed March 1, 2006 and incorporated by reference herein)
3.2	Amended and Restated Bylaws (previously filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated by reference herein)

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LA JOLLA PHARMACEUTICAL COMPANY
Date: July 12, 2010	By:	/s/ Gail A. Sloan
Gail A. Sloan
Chief Financial Officer